new gold inc.

70 University Avenue
Suite 1460,
Toronto, Ontario,
M5J 2M4
Phone: (416) 977-1067, Ex. 226
Fax: (416) 977-5406
E Mail: jpitcher@newgoldinc.com

October 4, 2006

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Department of Justice, Securities Branch, New Brunswick
Nova Scotia Securities Commission
Deputy Registrar, Securities Division, Prince Edward Island
Director of Securities, Department of Government Services and Lands,
Newfoundland,

Dear Sirs,

New Gold Inc. (the "Company")
Change of Auditors

The Company hereby confirms that the Reporting Package, consisting of the Notice of Change of Auditor dated September 25, 2006, the letter from the former auditor, De Visser Gray, dated September 25, 2006 and the letter from the successor auditor, PricewaterhouseCoopers LLP, dated September 25, 2006 has been reviewed and, pursuant to a resolution dated September 28, 2006, approved by the Audit Committee of the Board of Directors of the Company.

Yours truly,

New Gold Inc.

John Pitcher
General Counsel and Secretary